UCC FINANCING STATEMENT
FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER [optional]
Richard H. Speeter   612-339-7566

B. SEND ACKNOWLEDGMENT TO: (Name and Address)

Richard H. Speeter
Speeter & Johnson
1515 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (1a or 1b) - do not abbreviate or combine names

1a. ORGANIZATION'S NAME				
Digitiliti, Inc.				
OR 1b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX

1c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
266 East 7th Street	**St. Paul**	**MN**	**55101**	**USA**

1d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	1e. TYPE OF ORGANIZATION	1f. JURISDICTION OF ORGANIZATION	1g. ORGANIZATIONAL ID #, if any
		Corporation	**Minnesota**	**MN645115-3** ☐ NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (2a or 2b) - do not abbreviate or combine names

2a. ORGANIZATION'S NAME				
Digitiliti, Inc.				
OR 2b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX

2c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
266 East 7th Street	**St. Paul**	**MN**	**55101**	**USA**

2d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	2e. TYPE OF ORGANIZATION	2f. JURISDICTION OF ORGANIZATION	2g. ORGANIZATIONAL ID #, if any
		Corporation	**Delaware**	**DE4135386** ☐ NONE

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - insert only one secured party name (3a or 3b)

3a. ORGANIZATION'S NAME				
OR 3b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
Miner	**Jonathan/Pamela**	**S/J**		

3c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
600 Queensland Lane North	**Plymouth**	**MN**	**55447**	**USA**

4. This FINANCING STATEMENT covers the following collateral:

See attached Schedule A

5. ALTERNATIVE DESIGNATION [if applicable]: ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☐ BAILEE/BAILOR ☐ SELLER/BUYER ☐ AG. LIEN ☐ NON-UCC FILING

6. ☐ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS.   Attach Addendum [if applicable]   7. Check to REQUEST SEARCH REPORT(S) on Debtor(s) [ADDITIONAL FEE]   [optional]   ☐ All Debtors ☐ Debtor 1 ☐ Debtor 2

8. OPTIONAL FILER REFERENCE DATA

SCHEDULE A

Description of Collateral

(i) Software. All rights, interest and property of Digitiliti, Inc., a Delaware corporation ("Digitiliti Delaware"), and Digitiliti, Inc., a Minnesota corporation ("Digitiliti Minnesota"), in and associated with the information management software program known as "Pyramid." The Pyramid program shall include:

   (a) Existing Programs. Certain existing programs, i.e., the DSS (Storage Switch) program and other software created by and/or through SPSoft consulting services of Pune, India, or otherwise created by or for Digitiliti Delaware, including Mythos, together with other associated intellectual property and the source code, including instructions and/or statements written in eye-readable form in programmer's language and capable of being compiled into object code and an object code, being a computer code that a computer can understand (all of the above being referred to herein as the "Existing Software"); and

   (b) Corrected Software; Enhanced Software and New Software. Other programs and technology relating to the Existing Software that are hereafter developed, acquired or obtained which are:

      (i) changed or modified versions of the Existing Software that correct defects contained in the Existing Software (the "Corrected Software");

      (ii) changed, modified or enhanced versions of the Existing Software (other than Corrected Software); or

      (iii) New software programs that are applicable to or consistent with the Pyramid product.

(ii) Vaults. All interest and rights of Digitiliti Delaware and Digitiliti Minnesota in their vaults (the "Vaults"), whether now existing or hereafter acquired, whether tangible or intangible, and whether owned as of the date of this Agreement or at a later date, including but not limited to the Assigra software, the Exanet storage hardware, the networking switches, the Assigra server hardware, the Assigra software licenses and computer programs, and all of Digitiliti Delaware's and Digitiliti Minnesota's interest in contracts and agreements associated therewith and receivables therefrom.

(iii) Non-Disclosure and Non-Competition Agreements. All rights and interest of Digitiliti Delaware and Digitiliti Minnesota in non-disclosure agreements, non-competition agreements and similar agreements, whether now existing or hereafter acquired, that are associated with the Collateral or applicable or necessary to prevent any attempted unauthorized use, infringement upon or misappropriation of the Collateral by third parties.

(iv) Enhancements; Intellectual Property; and Related Materials. To the extent fully not set forth above, all modifications, corrections, enhancements and derivative works pertaining to the Collateral; all patents, trademarks, service marks, copyrights and other intellectual and proprietary property and interests associated with the ownership, use and protection of the Collateral; and all statements of work, reference materials, contracts and other materials relating to the production, installation, use, maintenance and enhancement of the Collateral.